

Mailstop 3233

March 8, 2018

Via E-Mail
Robert F. Probst
Executive Vice President and Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

Re: Ventas, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 9, 2018
File No. 1-10989

Dear Mr. Probst:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies

Accounting for Historic and New Markets Tax Credits, page 90

1. Please tell us how you determined it was appropriate to classify the capital contributions from tax credit investors within accounts payable and other liabilities, as opposed to as noncontrolling interests. Further, please tell us how you determined it was appropriate to reduce the carrying value of the subject property upon delivery of the tax credit to the tax credit investor. Within your response, please reference the authoritative accounting literature management relied upon. Also, please quantity the impact related to these tax credits on your financial statements as of and for all periods presented. Your response

should address, but not be limited to, the amount of capital contributions that have been recorded as liabilities, the amount accreted as interest expense, and the amount recorded as a reduction in cost basis of subject properties.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
   Commodities